

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Paul M. DiPerna
Chief Executive Officer
Modular Medical, Inc.
16772 W. Bernardo Drive
San Diego, CA 92127

   **Re: Modular Medical, Inc.**
     **Registration Statement on Form S-1**
     **Filed July 7, 2021**
     **File No. 333-257752**

Dear Mr. DiPerna:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jeffrey Gabor at 202-551-2544 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc:  Lawrence G Nusbaum, Esq.